Law Offices

Morse & Morse, PLLC

Attorneys at Law

1400 Old Country Road, Suite 302

Westbury, New York 11590

Tel: (516) 487-1446

Fax: (516) 487-1452

Email: morgold@aol.com

US Securities and Exchange Commission	August 15, 2017

Washington, DE 20549

Attn:	Pamela Long/Frank Pigott

Re:	FlexShopper, Inc. Registration Statement on Form S-3

Filed: June 28, 2017

File No. 333-219017

Gentlemen:

As counsel for the Registrant, the following letter is in response to your letter of comments dated July 17, 2017.

1.	We have complied with your comment by revising the maximum amount of the offering to $4,150,000 and adding the last paragraph to the cover page of the Prospectus. The offering Maximum Offering Amount is based upon the amount that we could have registered which was $4,160,328.61, calculated as follows:

Common shares outstanding	5,292,281
Affiliated shares outstanding	(2,506,348)
Non-affiliated shares outstanding	2,785,933

60-day highest closing price	4.48

Non-affiliated market cap	12,480,980

Maximum Offering Amount	4,160,327

2.	Comment complied with by revising the legal opinion.

Very truly yours,

MORSE & MORSE, PLLC

/s/ Steven Morse, Esq.
Steven Morse, Esq., Managing Member